

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 1, 2017

Jon-Al Duplantier
Senior Vice President, Chief Administrative Officer,
Interim Chief Financial Officer and
General Counsel
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, TX 77046

> **Re:** **Parker Drilling Company**
> **Registration Statement on Form S-3**
> **Filed July 11, 2017**
> **File No. 333-219239**

Dear Mr. Duplantier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that our references below to "SLB 19" refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm

Registration Statement Facing Page

1. It appears that, pursuant to Rule 429, you intend for this registration statement to include a combined prospectus which also relates to your earlier registration statement on Form S-3, SEC file no. 333-197977. If so, please provide disclosure which both states this explicitly and also quantifies the amount of unsold securities that were previously the subject of the earlier Form S-3. See Securities Act Rule 429(b).

Table of Additional Registrants

2.   One of the co-registrant guarantors is incorporated in Texas, but you have not provided a legal opinion that covers that jurisdiction. Please obtain and file an opinion of counsel which includes a binding obligation opinion to cover the guarantee by ITS Rental and Sales, Inc.

Description of Warrants, page 20

3.   Warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Exhibit 5.1

4.   Section II.B.1.e. of SLB 19 provides that when a registrant issues debt securities, counsel must opine that the debt securities will be "binding obligations of the registrant," and "when debt securities are guaranteed, counsel must also opine that each guarantee will be the binding obligation of its guarantor…." Section II.B.1.e. further states that "if the registrant is organized in a jurisdiction outside of primary counsel's area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization."

As counsel's opinion is limited to the laws of New York, Delaware, and applicable federal law, it appears that counsel is relying on the opinions of local counsel filed as Exhibits 5.2, 5.3, and 5.4 to the registration statement with respect to these underlying necessary determinations for the binding obligation opinion it issued relating to the subsidiary guarantors in Nevada, Louisiana, and Oklahoma. If so, in accordance with SLB 19, please name local counsel in the registration statement as having prepared or certified opinions for purposes of 509(b) of Regulation S-K, and file as exhibits the consents from Greenberg Traurig, LLP and Jones Walker LLP pursuant to Securities Act Rule 436(a). Alternatively, please either obtain and file a revised opinion of counsel which does not exclude the laws of the jurisdictions under which the subsidiary guarantors are organized or obtain and file revised opinions of local counsel which include the corresponding binding obligation opinions to cover the guarantees by the subsidiary guarantors. See SLB 19 at Section II.B.1.e., including footnote 21 thereto, for guidance. See also comment 2, above.

5.   Similarly, insofar as one of the subsidiary guarantors is an LLC organized in Delaware, it appears that the opinion provided in exhibit 5.1 does not encompass guarantees by Parker Drilling Arctic Operating, LLC because its scope is limited to only "the General Corporation Law of the State of Delaware." Please obtain and file a new opinion or an appropriately revised opinion.

Exhibit 5.3

6.   Although the opinion by Greenberg Traurig, LLP relates to guarantees to be provided by five entities which include LLCs and corporations, counsel purports to limit its scope to Chapter 78 of the Nevada Revised Statutes. However, that chapter appears to govern only corporations. Please obtain and file a new or revised opinion of counsel that does not carve out coverage of the appropriate Nevada laws which are applicable to the various Nevada guarantors.

Exhibit 5.4

7.   Counsel states that it expresses no opinion "as to matters governed by laws pertaining to the Louisiana Guarantors solely because of the business activities of such entity which are not applicable to business entities generally." It is the view of the staff that this statement limits the scope of the opinion in a manner which appears to be inconsistent with Sections II.B.3.a and 3.c of SLB 19. Please obtain and file an opinion which does not include such limitations, or explain the basis for retaining the referenced language in these circumstances.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Senior Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Kelly B. Rose, Esq.
       Baker Botts L.L.P.